UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Pennsylvania Real Estate Investment Trust

(Name of Issuer)

7.375% Series B Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share

7.20% Series C Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share

6.875% Series D Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share

(Title of Class of Securities)

709102503

709102602

709102701

(CUSIP Number)

CHRISTOPHER SWANN

CYGNUS CAPITAL, INC.

3060 Peachtree Road NW, Suite 1080

Atlanta, Georgia 30305

(404) 465-3685

ELIZABETH GONZALEZ- SUSSMAN, ESQ.,

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 18, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 709102503

CUSIP No. 709102602

CUSIP No. 709102701

1	NAME OF REPORTING PERSON

Cygnus Opportunity Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		79,299 shares of Series B Preferred Stock 103,225 shares of Series C Preferred Stock 98,610 shares of Series D Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

79,299 shares of Series B Preferred Stock 103,225 shares of Series C Preferred Stock 98,610 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

79,299 shares of Series B Preferred Stock 103,225 shares of Series C Preferred Stock 98,610 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3% of the outstanding shares of Series B Preferred Stock 1.5% of the outstanding shares of Series C Preferred Stock 2.0% of the outstanding shares of Series D Preferred Stock
14	TYPE OF REPORTING PERSON

OO
2

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1	NAME OF REPORTING PERSON

Cygnus Property Fund IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		35,362 shares of Series B Preferred Stock 62,500 shares of Series C Preferred Stock 16,500 shares of Series D Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

35,362 shares of Series B Preferred Stock 62,500 shares of Series C Preferred Stock 16,500 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,362 shares of Series B Preferred Stock 62,500 shares of Series C Preferred Stock 16,500 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0% of the outstanding shares of Series B Preferred Stock Less than 1% of the outstanding shares of Series C Preferred Stock Less than 1% of the outstanding shares of Series D Preferred Stock
14	TYPE OF REPORTING PERSON

OO
3

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CUSIP No. 709102701

1	NAME OF REPORTING PERSON

Cygnus Property Fund V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		147,802 shares of Series B Preferred Stock 210,479 shares of Series C Preferred Stock 165,000 shares of Series D Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

147,802 shares of Series B Preferred Stock 210,479 shares of Series C Preferred Stock 165,000 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

147,802 shares of Series B Preferred Stock 210,479 shares of Series C Preferred Stock 165,000 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3% of the outstanding shares of Series B Preferred Stock 3.1% of the outstanding shares of Series C Preferred Stock 3.3% of the outstanding shares of Series D Preferred Stock
14	TYPE OF REPORTING PERSON

OO
4

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CUSIP No. 709102701

1	NAME OF REPORTING PERSON

Cygnus Property Fund VI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		41,485 shares of Series B Preferred Stock 71,781 shares of Series D Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

41,485 shares of Series B Preferred Stock 71,781 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

41,485 shares of Series B Preferred Stock 71,781 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2% of the outstanding shares of Series B Preferred Stock 1.4% of the outstanding shares of Series D Preferred Stock
14	TYPE OF REPORTING PERSON

OO
5

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CUSIP No. 709102701

1	NAME OF REPORTING PERSON

Cygnus Capital Advisers, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		79,299 shares of Series B Preferred Stock 103,225 shares of Series C Preferred Stock 98,610 shares of Series D Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

79,299 shares of Series B Preferred Stock 103,225 shares of Series C Preferred Stock 98,610 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

79,299 shares of Series B Preferred Stock 103,225 shares of Series C Preferred Stock 98,610 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3% of the outstanding shares of Series B Preferred Stock 1.5% of the outstanding shares of Series C Preferred Stock 2.0% of the outstanding shares of Series D Preferred Stock
14	TYPE OF REPORTING PERSON

OO
6

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CUSIP No. 709102701

1	NAME OF REPORTING PERSON

Cygnus General Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		79,299 shares of Series B Preferred Stock 103,225 shares of Series C Preferred Stock 98,610 shares of Series D Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

79,299 shares of Series B Preferred Stock 103,225 shares of Series C Preferred Stock 98,610 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

79,299 shares of Series B Preferred Stock 103,225 shares of Series C Preferred Stock 98,610 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3% of the outstanding shares of Series B Preferred Stock 1.5% of the outstanding shares of Series C Preferred Stock 2.0% of the outstanding shares of Series D Preferred Stock
14	TYPE OF REPORTING PERSON

OO
7

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CUSIP No. 709102701

1	NAME OF REPORTING PERSON

Cygnus Capital Real Estate Advisors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		224,649 shares of Series B Preferred Stock 272,979 shares of Series C Preferred Stock 253,281 shares of Series D Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

224,649 shares of Series B Preferred Stock 272,979 shares of Series C Preferred Stock 253,281 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

224,649 shares of Series B Preferred Stock 272,979 shares of Series C Preferred Stock 253,281 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5% of the outstanding shares of Series B Preferred Stock 4.0% of the outstanding shares of Series C Preferred Stock 5.1% of the outstanding shares of Series D Preferred Stock
14	TYPE OF REPORTING PERSON

OO
8

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1	NAME OF REPORTING PERSON

Cygnus Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		303,948 shares of Series B Preferred Stock 376,204 shares of Series C Preferred Stock 351,891 shares of Series D Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

303,948 shares of Series B Preferred Stock 376,204 shares of Series C Preferred Stock 351,891 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

303,948 shares of Series B Preferred Stock 376,204 shares of Series C Preferred Stock 351,891 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8% of the outstanding shares of Series B Preferred Stock 5.5% of the outstanding shares of Series C Preferred Stock 7.0% of the outstanding shares of Series D Preferred Stock
14	TYPE OF REPORTING PERSON

CO
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1	NAME OF REPORTING PERSON

Christopher Swann
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,000 shares of Series D Preferred Stock
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		303,948 shares of Series B Preferred Stock 376,204 shares of Series C Preferred Stock 351,891 shares of Series D Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,000 shares of Series D Preferred Stock
	10	SHARED DISPOSITIVE POWER

303,948 shares of Series B Preferred Stock 376,204 shares of Series C Preferred Stock 351,891 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

303,948 shares of Series B Preferred Stock 376,204 shares of Series C Preferred Stock 355,891 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8% of the outstanding shares of Series B Preferred Stock 5.5% of the outstanding shares of Series C Preferred Stock 7.1% of the outstanding shares of Series D Preferred Stock
14	TYPE OF REPORTING PERSON

IN
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The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Securities purchased by each of Cygnus Opportunity, Cygnus IV, Cygnus V and Cygnus VI were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 79,299 shares of Series B Preferred Stock, 103,225 shares of Series C Preferred Stock and 98,610 shares of Series D Preferred Stock beneficially owned by Cygnus Opportunity is approximately $744,779, $891,292 and $879,070, respectively, excluding brokerage commissions. The aggregate purchase price of the 35,362 shares of Series B Preferred Stock, 62,500 shares of Series C Preferred Stock and 16,500 shares of Series D Preferred Stock beneficially owned by Cygnus IV is approximately $329,830, $567,902 and $151,718, respectively, excluding brokerage commissions. The aggregate purchase price of the 147,802 shares of Series B Preferred Stock, 210,479 shares of Series C Preferred Stock and 165,000 shares of Series D Preferred Stock beneficially owned by Cygnus V is approximately $951,262, $1,326,313 and $1,140,027, respectively, excluding brokerage commissions. The aggregate purchase price of the 41,485 shares of Series B Preferred Stock and 71,781 shares of Series D Preferred Stock beneficially owned by Cygnus VI is approximately $324,544 and $557,997, respectively, excluding brokerage commissions.

The Securities purchased by Mr. Swann personally, including Securities held in an individual retirement account in Mr. Swann’s name, were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 4,000 shares of Series D Preferred Stock beneficially owned by Mr. Swann is approximately $175,553, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

As a result of the Issuer’s failure to pay quarterly cash dividends on the Series B Preferred Stock, the Series C Preferred Stock, and the Series D Preferred Stock (collectively, the “Outstanding Preferred”) for the past six quarters, in accordance with the provisions of the designating amendments to the Issuer’s Amended and Restated Trust Agreement (as so amended, the “Trust Agreement”), which designates the rights, preferences, privileges, qualifications, limitations and restrictions of the Outstanding Preferred, the holders of the Outstanding Preferred, voting together as a single class, have the right to elect two additional Trustees (the “Preferred Stock Trustees”) to the Board of Trustees (the “Board”) of the Issuer.

On February 18, 2022, Cygnus Property Fund V, LLC (together with its affiliates, “Cygnus”) delivered a letter to the Issuer (the “Nomination Letter”), dated February 18, 2022, nominating two highly qualified director candidates, Ryan J. Levenson and Christopher Swann, (collectively, the “Nominees”), for election to the Board as Preferred Stock Trustees at the Issuer’s 2022 annual meeting of shareholders (the “Annual Meeting”). As evidenced by their detailed biographies below, the Nominees have backgrounds spanning real estate, finance, operations, investment management, strategic transformation and public company governance.

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As stated in the Nomination Letter, Cygnus expects the Issuer to notify all holders of the Outstanding Preferred that the Nominees have been nominated to serve as Preferred Stock Trustees and give the means for such holders to vote for their election at the Annual Meeting, including without limitation, naming the Nominees in the Issuer’s proxy statement and proxy card, as nominees for election as Preferred Stock Trustees at the Annual Meeting.

Ryan J. Levenson has served as Principal and Portfolio Manager of Privet Fund Management, LLC (“Privet”), an investment firm, since founding the firm in February 2007, and as Chief Executive Officer of Hardinge, Inc. (formerly NASDAQ: HDNG), a multinational machine tool builder acquired by an affiliate of Privet, since January 2021. Previously, Mr. Levenson served as Vice President of Business Development at MS International, Inc., a privately held building products distributor and construction services company, from 2003 to 2006. Prior to that, Mr. Levenson served as a financial analyst at Cramer Rosenthal McGlynn, LLC, a long/short equity hedge fund, after working as a financial analyst at SAC Capital Advisors LLC, an investment management company, in a similar capacity. Prior to that, Mr. Levenson served as an analyst at CJS Securities, Inc., a financial research based broker/dealer. Mr. Levenson has served on the boards of directors of Great Lakes Dredge & Dock Corporation (NASDAQ: GLDD), the dredging services provider, since December 2016, and Hardinge, Inc. since 2016. Previously, Mr. Levenson served on the board of directors of AgJunction, Inc. (TSX: AJX), a global positioning system designer and manufacturer, from 2016 to May 2019, Frequency Electronics, Inc. (NASDAQ: FEIM), a telecommunications and electronics company, from 2016 to September 2017, Cicero, Inc. (OTC: CICN), a software company, from 2015 to February 2017, BK Technologies Corporation (NYSEAMERICAN:BKTI; formerly NYSEAMERICAN: RWC), an American manufacturing company, from 2013 to September 2015, Material Sciences Corporation (formerly NASDAQ: MASC), an American materials technology company, from 2013 to 2014, and The Middleby Corporation (NASDAQ: MIDD), a commercial and residential cooking and industrial process equipment company, from 2006 to 2012. Mr. Levenson received a Bachelor of Arts Degree from Vanderbilt University.

Christopher Swann has served as President and Chief Executive Officer of Cygnus Capital, Inc. (“Cygnus Capital”), a real estate and alternative asset investment management company, since 2013. Cygnus Capital has successfully raised and deployed investment funds since 2011 that have focused exclusively on restructuring distressed commercial real estate and real estate backed debt. Cygnus Capital has extensive capabilities in restructuring across multiple disciplines, including balance sheet, asset management, operations, construction, entitlements and property management. Previously, Mr. Swann served at SAC Capital Advisors LLC, an investment management company, where he served as a Portfolio Manager, from 2008 to 2013. Prior to that, Mr. Swann served in a number of roles at GMT Capital Corporation, an investment management company, including serving as a senior analyst and then as a portfolio manager overseeing investments in technology companies as well as building out the firm’s investments in Asia, including establishing its Hong Kong office. Prior to that, Mr. Swann co-founded two software companies and also worked as an Associate at McKinsey & Co. in the Business Technology practices in Atlanta, GA and Germany. Earlier in his career, Mr. Swann served in senior marketing and sales positions in Germany and Russia for Millicom International Cellular SA (NASDAQ:TIGO), an international telecommunications and media company, and for a division of Merck & Co., Inc. (NYSE:MRK), a multinational pharmaceutical company. Mr. Swann received a Bachelor of Arts Degree in Political Science and Public Policy from Duke University and he received a dual Masters in Business Administration and Masters of Arts in International Studies degree from The Wharton School of Business at the University of Pennsylvania.

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Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated as follows:

(a)(b)   See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of Securities, and percentage of the outstanding Securities, beneficially owned by each of the Reporting Persons, respectively. See rows (7) through (10) of the cover page to this Schedule 13D for the number of Securities as to which the Reporting Persons have the sole or shared power to vote or direct the vote of and sole or shared power to dispose or to direct the disposition of.

The aggregate percentage of Securities reported owned by each Reporting Person is based upon (i) 3,450,000 shares of Series B Preferred Stock outstanding, (ii) 6,900,000 shares of Series C Preferred Stock outstanding and (iii) 5,000,000 shares of Series D Preferred Stock outstanding as of September 30, 2021, as set forth on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2021.

(c)       The transactions in the Securities since the filing of the Schedule 13D by certain of the Reporting Persons are set forth on Schedule A attached hereto and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

As of the close of business on February 23, 2022, the Reporting Persons owned in the aggregate 1,636,466 of the Issuer’s shares of beneficial interest.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2022

Cygnus Opportunity Fund, LLC

By:	Cygnus General Partners, LLC, its general partner

By:	Cygnus Capital, Inc., its managing member

By:	/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Property Fund IV, LLC

By:	Cygnus Capital Real Estate Advisors II, LLC, its general partner

By:	Cygnus Capital, Inc., its managing member

By:	/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Property Fund V, LLC

By:	Cygnus Capital Real Estate Advisors II, LLC, its general partner

By:	Cygnus Capital, Inc., its managing member

By:	/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

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Cygnus Property Fund VI, LLC

By:	Cygnus Capital Real Estate Advisors II, LLC, its general partner

By:	Cygnus Capital, Inc., its managing member

By:	/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Capital Advisers, LLC

By:	Cygnus Capital, Inc., its managing member

By:	/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus General Partners, LLC

By:	Cygnus Capital, Inc., its managing member

By:	/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Capital Real Estate Advisors II, LLC

By:	Cygnus Capital, Inc., its managing member

By:	/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Capital, Inc.

By:	/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

/s/ Christopher Swann
Christopher Swann

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SCHEDULE A

Transactions in the Securities Since the Filing of the Schedule 13D

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase

Cygnus Opportunity Fund, LLC

Purchase of Series B Preferred Stock	1,849	5.0338	02/22/2022
Purchase of Series C Preferred Stock	300	4.5967	02/22/2022
Purchase of Series C Preferred Stock	3,000	5.0109	02/22/2022
Purchase of Series D Preferred Stock	1,400	4.6114	02/22/2022
Purchase of Series D Preferred Stock	2,000	4.9520	02/22/2022
Purchase of Series C Preferred Stock	2,000	5.2600	02/23/2022
Purchase of Series D Preferred Stock	1,000	5.1300	02/23/2022

Christopher Swann

Purchase of Series D Preferred Stock	800	4.2400	02/16/2022
Purchase of Series D Preferred Stock	200	4.2200	02/16/2022